FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

September 20, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 20, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces results of a recently commissioned Induced Polarization (IP) survey on its Cerro Atajo Project in northwest Argentina and, that drilling has started on the San Fernando target, Baja, Mexico.

Item 5.	Full Description of Material Change

The Issuer announces the results of a recently commissioned Induced Polarization (IP) survey on its Cerro Atajo Project, NW Argentina.

The 2,800-hectare property lies only 10 kilometres east of the Bajo de la Alumbrera copper-gold porphyry mine (reported resources of approximately 600Mt @ 0.53% copper and 0.61 g/t gold) and 25 kilometres west of the Agua Rica porphyry deposit (reported resources of approximately 700Mt @ 0.66% copper, 0.23 g/t gold and 0.037% molybdenum) within Argentina's pre-eminent mining district.

Initial mapping by the Issuer defined a large hydrothermal system consistent with a porphyry setting.  The most recent detailed mapping program further defined the alteration zones and outlined several geological targets for geophysical follow-up.

Quantec Geoscience Argentina S.A. conducted a 14 line km pole:dipole survey; the results of which are encouraging in so far as they outline a coherent NE trending charageability : resisitivity anomaly (ranging between 20 – 40 milliseconds and 40 – 70 ohms respectively) over approximately 1800 to 2100m strike and a minimum width of at least 350m.

The anomaly, which sub-parallels the regional, syn-intrusive, Lavadero fault zone, occurs at depths from sub-crop to in excess of 300 – 350m and is associated with several potassically altered dacitic feldspar porphyry outcrops and coeval volcanoclatics which are cut by NW trending quartz – copper oxide – pyrite / chalcopyrite veins and veinlets.

A 1500m diamond drill test is scheduled to commence on September 26th with additional drilling contingent on favourable results.

IP has been successfully employed in the discovery and delineation of numerous porphyry copper deposits.  During an IP survey an electrical current is passed directly into the ground and its effects are measured; different mineral species display variable responses depending on their chargeabilites and quantities present.  Typically metallic minerals such as disseminated sulphides have high chargeabilities however, clay minerals may also display similar IP responses, therefore from an exploration viewpoint IP responses are never uniquely interpretable until they are drill tested.

Baja IOCG

The Company has commenced drilling its Baja IOCG project on behalf of its partner Anglo American plc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

September 20, 2005